

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2020

Michael Anise
Chief Financial Officer
Manufactured Housing Properties Inc.
136 Main Street
Pineville, NC 28134

> **Re: Manufactured Housing Properties Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed April 30, 2020**
> **File No. 024-10997**

Dear Mr. Anise:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction